Exhibit 99.1

HUHUTECH Strengthens Semiconductor Industry Services with Launch of Kumamoto Warehousing and Logistics Center in Japan

Kumamoto, Japan, Feb. 14, 2025 (GLOBE NEWSWIRE) -- HUHUTECH International Group Inc. (Nasdaq: HUHU) (the “Company” or “HUHUTECH”), a professional provider of factory facility management and monitoring systems, today announced the official opening of its semiconductor industry-supporting warehousing and logistics center located in Kumamoto Prefecture, Japan (the “Kumamoto Center”), through its Japanese subsidiary, HUHU Technology Co., Ltd (“HUHU Japan”). The Kumamoto Center is designed to provide efficient and reliable supply chain support to facilitate the rapid construction and expansion of regional semiconductor manufacturing clusters. The launch of the Kumamoto Center marks a significant advancement in HUHUTECH’s global expansion and service upgrade strategy.

Strategic Expansion: Aligning with Japan’s Semiconductor Revival Initiative

According to the Japanese government, 15 new high-end wafer fabrication facilities are expected to become operational between 2025 and 2030, with several global semiconductor leaders accelerating their factory construction in Kumamoto. In response, HUHU Japan has strategically invested in the construction of a state-of-the-art operation and storage center since 2023. The Kumamoto Center is aimed at focusing on system integration projects for High-Purity Gas Conveyor Systems, High-purity Chemical Conveyor Systems, and Factory Management and Control Systems in semiconductor plant construction, ensuring timely material supply and enhanced service efficiency.

Key Features: Multi-Functional Design to Optimize Operations

The Kumamoto Center covers a total area of 3,300 square meters, comprising three buildings. Two fully functional warehouses support the secure storage of equipment and materials. Another two-story building houses a standard logistics center on the first floor and a separate office space on the second floor, ensuring seamless integration of warehousing, dispatching, and project management. Additionally, a dedicated team of 30 professionals provides 24/7 support services, ensuring timely project material supply and agile incident response capabilities.

Strategic Significance: A New Benchmark in Semiconductor Industry Services

Mr. Yujun Xiao, Chief Executive Officer of HUHUTECH, commented: “The successful construction and operation of the Kumamoto Center mark a significant milestone in our expansion into the Japanese market, representing a major advancement in our capabilities in semiconductor industry construction, system integration, and service offerings in Japan. By combining warehousing capabilities with system integration services for semiconductor plant construction, we can accelerate project timelines while providing customers with dual assurances—a stable spare parts supply and rapid incident response capabilities to support the long-term success of their operations. We believe this will significantly enhance our solution capabilities, elevate customer services, and optimize operational efficiency, strengthening our competitive edge and driving HUHUTECH’s long-term value growth.”

About HUHUTECH International Group Inc.

HUHUTECH International Group Inc. is a professional provider of factory facility management and monitoring systems. Through its subsidiaries in China and Japan, HUHUTECH designs and provides customized high-purity gas and chemical production system and equipment. The Company’s products mainly include high-purity process systems (HPS) and factory management control systems (FMCS), which effectively increase operation efficiency by using standardized module software. The modularity of HUHUTECH’s software solution reduces the errors caused by frequent updates of the program. As a nationally recognized brand, HUHUTECH serve major players in the pan-semiconductor industry. Its products and services are widely used by semi-conductor manufacturers, LED and micro-electronics factories, as well as some pharmaceutical, food and beverage manufacturers. For more information, please visit the Company’s website: ir.huhutech.com.cn.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission (“SEC”).

For more information, please contact:

HUHUTECH International Group Inc.

Investor Relations Department

Email: ir@huhutech.com.cn

Ascent Investors Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com